News Release TSX-V: PDO 05-18 Nov. 25, 2005

Portal Resources Appoints New Chief Financial Officer

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that effective immediately Christine West (CGA) has been appointed as Chief Financial Officer and Secretary of Portal Resources Ltd. Ms. West, with over nine years experience in the mining-resource industry, has been acting Controller for Portal since May 2004. Prior to her involvement with Portal, she was Manager of Client Services with Pacific Opportunity Capital Ltd., where she was responsible for financial reporting, and cash management and control for various public and private companies.

The Company wishes to thank Mr. Mark Brown, who has acted as Chief Financial Officer since inception of Portal for all his efforts in the past. Mr. Brown will continue as a Director of the company as well as bring his extensive financial expertise to the Audit Committee for which he has agreed to act as Chairman.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information contact: Timea Carlsen or Bruce Winfield

Telephone: 604-629-1929   Facsimile:  604-629-1930 E-mail: info@portalresources.net

Or visit our website at www.portalresources.net